EXHIBIT 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Lewis N. Rose, President and Chief Executive Officer of CryptoLogic Inc., certify that:

1.	I have reviewed this annual report on Form 40-F/A of CryptoLogic Inc.; and

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: March 24, 2005

/s/ LEWIS N. ROSE Lewis N. Rose President and Chief Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Jenifer Cua, Interim Chief Financial Officer of CryptoLogic Inc., certify that:

1.	I have reviewed this annual report on Form 40-F/A of CryptoLogic Inc.; and

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: March 24, 2005

/s/ JENIFER CUA Jenifer Cua Interim Chief Financial Officer